Exhibit 5.1

ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

August 21, 2026

Cabot Corporation

Two Seaport Lane, Suite 1400

Boston, MA 02210

Re: Registration Statement on Form S-3ASR (Registration No. 333-276078)

Ladies and Gentlemen:

We have acted as counsel to Cabot Corporation, a Delaware corporation (the “Company”), in connection with its issuance and sale of $350 million aggregate principal amount of 4.950% senior notes due 2029 (the “Notes”) pursuant to the above-referenced automatically effective shelf registration statement (the “Registration Statement”), filed by the Company with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Securities Act”), on December 15, 2023. The Notes were issued under an Indenture, dated as of June 22, 2022 (the “Base Indenture”), as supplemented by a Second Supplemental Indenture, dated as of August 21, 2026 (the “Second Supplemental Indenture” and, together with the Base Indenture, the “Indenture”), by and between the Company and U.S. Bank Trust Company, National Association, as trustee (the “Trustee”).

In connection with this opinion letter, we have examined the Registration Statement and the Base Indenture, the form of which had been filed with the Commission as an exhibit to the Registration Statement, and the Second Supplemental Indenture. We have also examined such certificates, documents and records and have made such investigation of fact and such examination of law as we have deemed appropriate in order to enable us to render the opinions set forth herein. In conducting such investigation, we have relied, without independent verification, upon certificates of officers of the Company, public officials and other appropriate persons. In rendering the opinion set forth below, we have assumed that the Indenture is a valid and binding obligation of the Trustee.

The opinions expressed herein are limited to matters governed by the laws of the State of New York and the Delaware General Corporation Law.

Based upon and subject to the foregoing and the qualifications and limitations set forth below, we are of the opinion that, assuming the Notes have been duly authenticated by the Trustee in accordance with the provisions of the Indenture and have been delivered against receipt of payment therefor, the Notes constitute valid and binding obligations of the Company, enforceable against the Company in accordance with their terms.

Cabot Corporation	- 2 -	August 21, 2026

Our opinions set forth above are subject to (i) bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance and similar laws affecting the rights and remedies of creditors generally and (ii) general principles of equity. Our opinions are also subject to the qualification that the enforceability of provisions in the Indenture providing for indemnification or contribution, broadly worded waivers, waivers of rights to damages or defenses, waivers of unknown or future claims, and waivers of statutory, regulatory or constitutional rights may be limited on public policy or statutory grounds. In addition, we express no opinion with respect to the enforceability of rights to receive prepayment premiums or the unaccrued portion of original issue discount upon acceleration of the Notes, in each case to the extent determined to be unreasonable or to constitute unmatured interest.

We hereby consent to the incorporation of this opinion letter as an exhibit to the Registration Statement and to the use of our name (i) under the caption “Validity of Debt Securities” in the Registration Statement and (ii) under the caption “Validity of Notes” in the prospectus supplement relating to the Notes. By giving the foregoing consent, we do not admit that we come within the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations of the Commission thereunder.

Very truly yours,

/s/ Ropes & Gray LLP

Ropes & Gray LLP